August 7, 2024

Sharon Taylor
Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K Furnished April 17, 2024
           File No. 000-50056
Dear Sharon Taylor:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Net Loss to EBITDA, Adj. EBITDA, and Adj. EBITDA After Giving Effect to the Exit of the Butane Optimization Business
Non-GAAP Financial Measures, page 51

1. We note in determining the non-GAAP measure "Adjusted EBITDA after giving effect to the exit of the butane optimization business" you include an adjustment for lower of cost or net realizable value and other non-cash adjustments. Please tell us the following:

              The purpose for presenting Adjusted EBITDA after giving effect to the exit of the butane optimization business in 2023;
              The amount of the portion of the adjustment related to lower of cost or net realizable value and whether this relates to butane inventories;
              The nature and components of the adjustment for lower of cost or net realizable value and other non-cash adjustments; and
 August 7, 2024
Page 2

             The rationale for why you believe the adjustment for lower of cost or net realizable value is appropriate as non-cash adjustment and whether this is a normal, recurring operating expense.

       Refer to Question 100.01 of the Compliance and Disclosure
Interpretations on Non-
       GAAP Financial Measures and Item 10(e)(1)(ii)(A) and (B) of Regulation
S-K.
Results of Operations
Comparative Results of Operations for the Years Ended December 31, 2023 and
2022
Terminalling and Storage Segment, page 54

2. Please revise to explain the underlying reasons for the decrease in operating expenses for the year ended December 31, 2023. Refer to Item 303(b)(2)(i) of Regulation S-K and
       Staff Release No. 33-8350.
3. Please disclose how the 91% increase in Shore-based throughput volumes (gallons)
       impacted the Terminalling and Storage segment's revenues and operating income for the year ended December 31, 2023. Also, disclose a clear definition of this metric and how it is calculated, the reasons why this metric provides useful information to investors, and a statement indicating how management uses the metric in managing or monitoring the performance of the business. Refer to Staff Release 33-10751.
Earnings Release on Form 8-K Furnished April 17, 2024
Exhibit 99.,1
Martin Midstream Partners Reports First Quarter 2024 Financial Results and Declares Quarterly
Cash Distribution
First Quarter 2024 Operating Results by Business Segment , page 1

4. Please explain why you believe it is appropriate to present the non-GAAP measures
       Adjusted EBITDA, After Giving Effect to the Exit of the Butane Optimization Business
       and Adjusted EBITDA on a segment basis without providing a reconciliation to the most directly comparable GAAP measure, segment operating income (loss). Refer to Questions
       104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services